Exhibit 2.1
 Asset Purchase Agreement

Party A: Wuhan Blower Co., Ltd.
Party B: Wuhan Gongchuang Real Estate Co., Ltd.

Through friendly negotiation, Party A and Party B agree to the following terms and conditions concerning the acquisition of the assets of Wuhan Shukong Co., Ltd., which is owned by Party B.

I. Acquisition Terms

1. Ownership of assets: The said assets of the agreement were legally owned by Party B, which Party B shall transfer to Party A after the completion of the transaction. The Party A shall have no legal obligation to the liabilities and/or legal burden imposed on the subject assets.

2. Arrangement of staff: Party A will acquire only these physical assets and have no legal obligation regarding the arrangement of the existing staff.

II. Acquisition Procedures

1. Inventory of assets: Party B shall first undertake an inventory of all the physical assets and provide an inventory record for the review of Party A. During the inventory, Party B shall determine the quantity and not the value of the assets.

2. Pricing of assets: The value of the assets shall be appraised by an independent qualified valuator commissioned by both parties hereto. The transaction price shall be decided on the basis of the valuation and through friendly negotiation between the parties.

3. Transfer of assets: After verifying its accuracy, the parties hereto shall jointly sign and stamp the inventory record. Thereafter, Party A shall take ownership all the assets. Party B shall provide reasonable assistance to Party A in connection with the necessary transfer procedures required pursuant to applicable laws and regulations for the assets, such as the building property, land, etc. The fees related to the property transfer shall be born by both parties in the proportion as provided in applicable Chinese laws and regulations.

III. Payment

1.	70% of the total consideration shall be paid within one week after the valuation report is issued. The remaining 30% of the total consideration shall be paid in installments within one year.
2.
Party A contracted Party B to complete a construction project under that certain  Project Construction Entrustment Contract.  Party B may not reject the construction or delay the construction schedule under that contract on the excuse of disputes arising from this agreement. The existing Project Construction Entrustment Contract between the parties hereto remains in full force and effect.

IV. Schedule

1.	Party B shall complete the inventory of assets and present the inventory record to Party A within one (1) week from the date this agreement is executed by the parties.
2.	After receiving the inventory record, Party A shall complete its review within three (3) days. The inventory record shall be confirmed by joint signature by both parties hereto.
3.	Within one (1) week, Party B shall organize the appraisal of the assets by an independent qualified valuator and provide the valuation report to Party A.
4.	Both parties may enter further negotiations based on the valuation report. The parties shall determine the transaction price within three (3) days.
5.	After the transfer of ownership of the assets, both parties shall undertake the necessary procedures to complete the transaction.

V. This agreement shall be produced in 4 copies and each party shall keep two (2) copies.

This agreement shall take full force and effect upon the signing and stamping by the qualified representatives of both parties hereto.

Party A:	Party B:
Representative	Representative
Company chop	Company chop

2008.12.25